September 28, 2006

By Facsimile and Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Matritech, Inc. Comment Letter Dated September 19, 2006

Dear Mr. Rosenberg:

Matritech, Inc. (the “Company”) would like to request an extension to respond to the Securities and Exchange Commission staff’s letter dated September 19, 2006 to Mr. Stephen D. Chubb, the Company’s Chief Executive Officer. The Company is currently in the process of closing the quarter ended September 30, 2006 and preparing the quarter-end financial statements for such period. In view of this, the Company anticipates that it will file a response to the staff’s letter no later than October 27, 2006.

Sincerely,

/s/ Patricia Randall

Patricia Randall
General Counsel

cc:     Stephen D. Chubb, Chief Executive Officer
  Mark Brunhofer, Senior Staff Accountant, Securities and Exchange Commission
  Barbara M. Johnson, Choate, Hall & Stewart LLP

330 Nevada Street, Newton, MA 02460
(617) 928-0820